Exhibit 99.2

Curaleaf to Enter European Cannabis Market with Acquisition of EMMAC Life Sciences Limited – Europe’s Leading Independent Cannabis Company

EMMAC Brings the Largest Vertically Integrated Independent Cannabis Company in Europe with a Presence in Key European Medical Cannabis Markets, Including the United Kingdom, Germany, Italy, Spain, and Portugal

With the European Population of Nearly 748 Million1, the Potential Addressable Market is More than Twice the Size of U.S. Market

WAKEFIELD, Mass., March 9, 2021 -- Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) (“Curaleaf” or the “Company”), a leading U.S. provider of consumer products in cannabis, today announced that it has signed a definitive agreement to acquire EMMAC Life Sciences Limited (“EMMAC”), the largest vertically integrated independent cannabis company in Europe for base consideration of approximately US$286 million to be paid 85% in Curaleaf subordinate voting shares and 15% in cash. Contingent consideration of up to US$57 million will be paid in Curaleaf subordinate voting shares and cash in the same ratio based upon the successful achievement of performance milestones. The proposed transaction provides Curaleaf with a developed platform for entry into the European cannabis market.

As Europe’s largest vertically integrated independent cannabis company, EMMAC’s platform brings cultivation, EU-GMP processing, distribution, and R&D operations across several key European medical cannabis markets, including the United Kingdom, Germany, Italy, Spain and Portugal. EMMAC also has an operational presence and partnerships in European Union countries that are enacting new medical cannabis access programs. EMMAC’s Portugal based cultivation facility is an industry leader in cannabis flower production cost.

Boris Jordan, Curaleaf Executive Chairman, stated, “Curaleaf’s acquisition of EMMAC, announced today, provides an advanced base to reach scale within the nascent European cannabis market and transform Curaleaf into a truly international cannabis consumer packaged goods company. The consumer and political liberalization trends around cannabis that are sweeping the U.S. are also increasingly taking hold in Europe. Curaleaf will seek to leverage our branded cannabis consumer packaged goods strategy across Europe, a market which provides for cross-border cannabis distribution. The European cannabis market has the potential to exceed the U.S. cannabis market over the long-term and will help fuel our growth for years to come.”

Joseph Bayern, Curaleaf CEO, commented, “Today marks a milestone moment as Curaleaf will immediately become the U.S. multi-state operator with the largest European footprint. Our acquisition of EMMAC will provide a strong platform for the future introduction of our Curaleaf and Select brands into the European market, all leveraging our science, R&D, formulated product and form factor innovations, as well as vast consumer insights that we have built through our leadership position in the U.S. Based on consumption habits we have seen in the U.S., we believe that over time Europe could grow to in excess of a US$120 billion2 total addressable market opportunity.”

EMMAC’s best-in-class management team brings extensive experience leading and delivering in highly regulated industries. Following the successful completion of the proposed transaction, the EMMAC management team will continue to lead Curaleaf’s new European presence, driving local European strategy and day-to-day operations under the leadership of Antonio Costanzo, Chief Executive Officer of EMMAC.

Antonio Costanzo, Chief Executive Officer of EMMAC, said “Curaleaf’s acquisition of EMMAC is not only a significant milestone for EMMAC, but for the European cannabis market as a whole. As part of Curaleaf, a well-capitalized leader of the U.S. cannabis market, EMMAC is poised to exploit the rapid pace of growth of the European market, driven by regulatory change and the increasing demand for access to premium quality cannabis products. The combination of Curaleaf and EMMAC creates a global platform to address these large new opportunities across Europe. With EMMAC’s science-led approach, wealth of local market experience, as well as our network of supply and distribution partnerships throughout Europe, we are now uniquely positioned to reinforce our place as one of Europe’s leaders in the production and supply of medical cannabis, wellness CBD, hemp and other derivative products.”

Terra Verde, EMMAC’s European market cultivation facility in Portugal is one of the oldest licensed cannabis growing facilities in Europe with approximately 2 hectares of cultivation area. It provides EMMAC with the potential to serve customers across key European medical cannabis country markets as well as supporting exports internationally to countries such as Israel, among others. EMMAC plans to significantly increase its cultivation capacity in 2021, and to exceed 10 tons per year by 2022, in order to accommodate future growth related to the expansion of access to cannabis across the major European medical and adult-use, as well as export markets.

The proposed transaction constitutes a “related party transaction” within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”) as a result of Measure 8 Ventures, LP an investment fund managed by Mr. Boris Jordan, the Executive Chairman of the board of directors and control person of Curaleaf, having an interest in the proposed transaction by way of a profit interest and a convertible debt instrument which will convert into shares of EMMAC representing 8% of EMMAC equity at closing of the proposed transaction. Mr. Jordan owns a minority interest in Measure 8 Ventures, LP. Curaleaf intends to rely upon the exemptions provided under Sections 5.5(b) of MI 61-101 – Issuer Not Listed on Specified Markets and 5.7(1)(a) of MI 61-101 – Fair Market Value Not More the 25% of Market Capitalization from the requirements that Curaleaf obtain a formal valuation of the proposed transaction and that the proposed transaction receive the approval of the minority shareholders of Curaleaf.

The terms of the proposed transaction were negotiated by management and advisors under guidance of, and unanimously recommended for approval by, a committee composed of members of the board of directors of Curaleaf free from any conflict of interest with respect to the proposed transaction (the “Special Committee”), all of which are independent members of the board of directors within the meaning of National Instrument 52-110 – Audit Committees. The Special Committee has received a fairness opinion from Eight Capital (“Eight Capital”) to the effect that, in its opinion, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be paid by Curaleaf as part of the proposed transaction is fair from a financial point of view, to Curaleaf. The fee paid to Eight Capital in connection with the delivery of its fairness opinion is not contingent on the successful implementation of the proposed transaction.

Transaction Terms & Approvals

Curaleaf will acquire EMMAC for base consideration of £0.50 per share of EMMAC, comprised of approximately GBP£35 million in cash (equivalent to approximately US$50 million in cash), approximately 16,797,963 million subordinate voting shares of Curaleaf (based on the exchange ratio of Curaleaf subordinate voting shares for each EMMAC share agreed by the parties). At yesterday’s Curaleaf closing share price of US$14.12 on the CSE, the total base consideration in Curaleaf subordinate voting shares and cash is valued at US$286 million. An additional US$57 million3 consideration will be paid subject to performance-based earn-outs. Post-transaction, the former shareholders of EMMAC will have approximately 3% pro forma ownership of Curaleaf on a fully-diluted basis, before factoring in the performance-based earn-outs. The Curaleaf share consideration will be subject to a statutory four-month hold period as well as a lock-up agreement with each recipient restricting trading of the share received, with release of 5% from such restrictions at the end of each calendar quarter following the closing. The proposed transaction is expected to close early in the second quarter of 2021, subject to customary closing conditions and regulatory approval. The transaction has been unanimously approved by the boards of directors of both EMMAC and Curaleaf, with Mr. Boris Jordan abstaining from the voting.

Transaction Advisors

Stikeman Elliott LLP and Memery Crystal LLP acted as legal advisors to Curaleaf. Eight Capital acted as financial advisor and provided a fairness opinion to the Special Committee. Canaccord Genuity Group acted as financial advisor and provided a fairness opinion to EMMAC, and Norton Rose Fulbright acted as legal advisor to EMMAC. EMMAC’s European legal team was led by Hill Dickinson LLP in the United Kingdom.

About EMMAC Life Sciences Limited

EMMAC Life Sciences Limited (EMMAC) is the largest vertically integrated independent cannabis company in Europe, bringing together pioneering science and research with cutting-edge cultivation, extraction and production. With a unique supply and distribution network throughout Europe, EMMAC’s vision is to bring the life-enhancing potential of cannabis to the people who need it. For more information please visit www.emmac.com.

About Curaleaf Holdings

Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) (Curaleaf) is a leading U.S. provider of consumer products in cannabis, with a mission to improve lives by providing clarity around cannabis and confidence around consumption. As a vertically integrated, high-growth cannabis operator known for quality, expertise and reliability, the Company and its brands, including Curaleaf, Select and Grassroots, provide industry-leading service, product selection and accessibility across the medical and adult-use markets. Curaleaf currently operates in 23 states with 101 dispensaries, 23 cultivation sites and over 30 processing sites, and employs over 3,800 team members across the United States. Curaleaf is listed on the Canadian Securities Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information please visit www.curaleaf.com.

Forward-Looking Statements

This news release contains forward–looking statements and forward–looking information within the meaning of applicable securities laws which include, but are not limited to, the expected date for the completion of the transaction described above, the anticipated benefits of the transaction described above, the expected market size for cannabis in Europe and the expected penetration of Curaleaf’s products in Europe, the expected expansion of Curaleaf’s international footprint,. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward-looking statements or information. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as “plans”, “expects” or, “proposed”, “is expected”, “intends”, “anticipates”, or “believes”, or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. More particularly and without limitation, this news release contains forward-looking statements and information concerning the proposed acquisition of EMMAC Life Sciences Limited. Such forward-looking statements and information reflect management's current beliefs and are based on assumptions made by and information currently available to the Company with respect to the matter described in this new release. These assumptions include, but are not limited to, the ability of Curaleaf to complete the transaction described above, to successfully integrate the business of EMMAC and to realize the anticipated benefits to Curaleaf of the transaction described above, the ability of Curaleaf to increase the cultivation activity of Terra Verde, Curaleaf’s ability to serve customers in various European markets, the assumption that the cannabis consumption habits in European markets will replicate the cannabis consumption habits in the US and the assumption that demand for cannabis products in Europe will continue to grow, the assumption that Curaleaf, EMMAC and its subsidiaries will obtain, maintain and renew the licenses required for them to operate their business in the various European jurisdictions in which EMMAC and its subsidiaries operate. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of this release and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Such risks and other factors may include, but are not limited to: general business, economic, political and social uncertainties; general capital market conditions and market prices for securities; the failure of Curaleaf to complete the transaction described above; the risk that Curaleaf may not be able to successfully integrate the business of EMMAC and their respective corporate cultures; the risk that the benefits of the transaction anticipated by Curaleaf may not materialize; delay or failure to receive applicable corporate or regulatory approvals; competition and changes in legislation affecting Curaleaf or EMMAC; the inability of Curaleaf, EMMAC and its subsidiaries obtain, maintain and renew the licenses required for them to operate their business in the various European jurisdictions in which EMMAC and its subsidiaries operate; potential importation or exportation restrictions prohibiting EMMAC or its subsidiaries to export its products in other jurisdictions. Additional information about these assumptions and risks and uncertainties is contained under “Risk Factors and Uncertainties” in the Company's latest annual information form filed September 25, 2020, which is available under the Company's SEDAR profile at www.sedar.com, and in other filings that the Company has made and may make with applicable securities authorities in the future. Forward-looking statements contained herein are made only as to the date of this press release and we undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. We caution investors not to place considerable reliance on the forward-looking statements contained in this news release. The Canadian Securities Exchange has not reviewed, approved or disapproved the content of this news release.

Curaleaf Contacts:

Investor Relations

IR@curaleaf.com

Media Relations

Tracy Brady, VP Corporate Communications

media@curaleaf.com

EMMAC Contact:

Media Relations – Buchanan

emmac@buchanan.uk.com

Tel: +44 (0) 20 7466 5000

1 European market population based on United Nations 2020 estimate for European continent.

2 Total European addressable market based on usage rates and spend estimates from U.S. Data from Cowen October 2020 research report.

3 US$10 million in cash and US$47 million to be paid through the issuance of subordinated voting shares of Curaleaf. The performance-based earn-outs consist of four separate milestones related to revenue in the United Kingdom and Germany, recreational sales in the European Union, and volume targets in Portugal.

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